UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Grupo Radio Centro, S.A.B. de C.V.
(Name of Issuer)
Series A Shares, without par value
(Title of Class of Securities)

40049C 10 2
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40049C 10 2	13G	Page 2 of 18

1

NAMES OF REPORTING PERSONS

IXE Banco S.A. as trustee of and on behalf of Trust No. F/632.

IXE Banco S.A. is the successor to former reporting person BBVA Bancomer, the trustee of Trusts Nos. F/23020-1 and F/29307-6, pursuant to agreements with respect to each trust, both dated June 15, 2007. These agreements also resulted in the issuance of new identification numbers for each of the trusts, namely F/632 for F/23020-1 and F/633 for F/29307-6. Pursuant to an agreement dated June 18, 2007, Trust No. F/633 was dissolved, and all of its assets were transferred to Trust No. F/632.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 40049C 10 2	13G	Page 3 of 18

1	NAMES OF REPORTING PERSONS María Esther Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49 Series A Shares
	6	SHARED VOTING POWER 84,020,746 Series A Shares
	7	SOLE DISPOSITIVE POWER 0 Series A Shares
	8	SHARED DISPOSITIVE POWER 84,020,795 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,795
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 4 of 18

1	NAMES OF REPORTING PERSONS Francisco de Jesús Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 5 of 18

1	NAMES OF REPORTING PERSONS María Adriana Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 6 of 18

1	NAMES OF REPORTING PERSONS Ana María Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 7 of 18

1	NAMES OF REPORTING PERSONS Carlos de Jesús Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,800 ADSs, each representing nine CPOs, each of which represents one Series A Share
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER 1,800 ADSs, each representing nine CPOs, each of which represents one Series A Share
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,036,846
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 8 of 18

1	NAMES OF REPORTING PERSONS Rafael Felipe de Jesús Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 9 of 18

1	NAMES OF REPORTING PERSONS José Manuel Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,020,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 10 of 18

Item 1.
(a)	Name of Issuer: Grupo Radio Centro, S.A.B. de C.V. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Constituyentes 1154, Piso 7 Col. Lomas Altas C.P. 11950, México, D.F. México
Item 2.
(a)	Names of Persons Filing:
(1) IXE Banco S.A. as trustee of and on behalf of Trust No. F/632 (the “Trust”)

(2) Each of the following members of the Aguirre family (the “Aguirre Shareholders”):

María Esther Aguirre Gómez
Francisco de Jesús Aguirre Gómez
María Adriana Aguirre Gómez
Ana María Aguirre Gómez
Carlos de Jesús Aguirre Gómez
Rafael Felipe de Jesús Aguirre Gómez
José Manuel Aguirre Gómez

The Trust has a Technical Committee comprised of the trustee and the Aguirre Shareholders. The technical committees make administrative and investment decisions for the Trust, including the decision to vote or dispose of, or to direct the vote or disposition of, Series A Shares beneficially owned by the Trust and the Aguirre Shareholders.

(3) The group, which is comprised of the Aguirre Shareholders and the Trust (the "Group"), to the extent that each member o the Group shares power to vote or dispose of, or to direct the vote or disposition of, Series A Shares beneficially owned by the Group.

CUSIP No. 40049C 10 2	13G	Page 11 of 18

(b)	Addresses of Principal Business Offices:

(i)	The Trustee’s principal business address is:
IXE Banco S.A. Institución de Banca Múltiple, IXE, Grupo Financiero, División
Fiduciaria (Trust No. F/632)
Paseo de la Reforma No. 505, Piso 48
Col. Cuauhtémoc
C.P. 06500, México, D.F.
México

	(ii)	María Adriana Aguirre Gómez’s principal business address is: Impulsora Publicitaria Sonorense, S.A. de C.V. Av. Kino y Quinta Col. Comercial C.P. 83449 San Luis Río Colorado, Sonora México

	(iii)	Rafael Felipe de Jesús Aguirre Gómez’s principal business address is: Blvd. Kukulcán km. 11.5 Zona Hotelera, Centro Comercial Flamingo Plaza Local 215 C .P. 77500 Cancún, Quintana Roo México

	(iv)	José Manuel Aguirre Gómez’s principal business address is:

Durango No. 263, Piso 6 Col. Roma C.P. 06700 México, D.F. México

	(v)	The principal business address for María Esther Aguirre Gómez, Ana María Aguirre Gómez, Francisco de Jesús Aguirre Gómez and Carlos de Jesús Aguirre Gómez is:

Grupo Radio Centro, S.A.B. de C.V. Av. Constituyentes 1154, Piso 7 Col. Lomas Altas C.P. 11950 México, D.F. México

(c)	Citizenship: Each of the Aguirre Shareholders is a Mexican citizen, and the Trust is organized under the laws of the United Mexican States.

CUSIP No. 40049C 10 2	13G	Page 12 of 18

(d)	Title of Class of Securities: Series A Shares, without par value
(e)	CUSIP Number: 40049C 10 2
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 40049C 10 2	13G	Page 13 of 18

Item 4.	Ownership.
(a)-(b)	Amount Beneficially Owned and Percent of Class: The Reporting Persons had, as of December 31, 2008, beneficial ownership of the following number and percentage of Series A Shares:

	Series A Shares
	Number	% of Class(1)
The Trust	84,020,646	51.6%
María Esther Aguirre Gómez	84,020,795(2) (3)	51.6%
Francisco de Jesús Aguirre Gómez	84,020,646 (2)	51.6%
María Adriana Aguirre Gómez	84,020,646 (2)	51.6%
Ana María Aguirre Gómez	84,020,646 (2)	51.6%
Carlos de Jesús Aguirre Gómez	84,036,846 (2)(4)	51.6%
Rafael Felipe de Jesús Aguirre Gómez	84,020,646 (2)	51.6%
José Manuel Aguirre Gómez	84,020,646 (2)	51.6%
The Group (5)	84,020,646	51.6%

(1)	Based upon 162,724,561 Series A Shares issued and outstanding as of December 31, 2007.

(2)	All Series A Shares beneficially owned by the Trust are held for the benefit of the Aguirre Shareholders and are deemed to be beneficially owned by each of the Aguirre Shareholders.

(3)	Includes 149 Series A Shares beneficially owned by María Esther Aguirre Gómez, in addition to the Series A Shares beneficially owned by the Trust.

(4)

Includes 1,800 ADSs, each representing nine CPOs, each of which represents one Series A Share, beneficially owned by Carlos de Jesús Aguirre Gómez, in addition to the Series A Shares beneficially owned by the Trust.

(5)	As stated in Item 2, the Group is comprised of the Aguirre Shareholders and the Trust.

CUSIP No. 40049C 10 2	13G	Page 14 of 18

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on pages 2 through 9.
(ii) Shared power to vote or to direct the vote: See Item 6 on pages 2 through 9.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on pages 2 through 9.
(iv) Shared power to dispose or direct the disposition of: See Item 8 on pages 2 through 9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. The Aguirre Shareholders and IXE Banco S.A. as trustee of the Trust.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications. Not applicable.

CUSIP No. 40049C 10 2	13G	Page 15 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2009

IXE BANCO S.A.

as trustee of, and solely on behalf of, Trust No. F/632.

/s/ Alfredo Azpeitia Mera

By: Alfredo Azpeitia Mera

Attorney-in-Fact

                                        *

María Esther Aguirre Gómez

                                        *

Francisco de Jesús Aguirre Gómez

                                        *

María Adriana Aguirre Gómez

                                        *

Ana María Aguirre Gómez

                                        *

Carlos de Jesús Aguirre Gómez

                                        *

Rafael Felipe de Jesús Aguirre Gómez

                                        *

José Manuel Aguirre Gómez

*	/s/ Alfredo Azpeitia Mera
By: Alfredo Azpeitia Mera
Attorney-in-Fact

CUSIP No. 40049C 10 2	13G	Page 16 of 18

Exhibit Index

Exhibit 1	Joint Filing Agreement.
Exhibit 2	Power of Attorney for the Trustee